SCHEDULE 13D

Amendment No. 22
Sierra On-Line, Inc.
Common Stock
Cusip # 826409104
Filing Fee: No


Cusip # 826409104
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	120,300
Item 8:	None
Item 9:	2,281,690
Item 10:	None
Item 11:	2,281,690
Item 13:	11.58%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Sierra On-Line, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3380 146th Place S.E. Suite 300,
Bellevue, WA 98007.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

 	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	Effective July 1, 1993, Fidelity became sub-advisor to
Fidelity American Special Situations Trust ("FASST").

	FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England. The investment advisor of FASST is Fidelity Investment Services
Limited, an English company and a subsidiary of FIL.

	The Shares to which this statement relates are owned directly by eleven of the Fidelity Funds, and twenty-two of the Accounts.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The FMR Account, which own or owned Shares, purchased in the aggregate 3,030 Shares for cash in the amount of approximately $51,692, including brokerage commissions. The FMR Account used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 3,030 Shares sold aggregated approximately $31,954.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 3,453,230 Shares for cash in the amount of approximately $85,646,700, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 2,395,721 Shares sold aggregated approximately $64,431,657. The attached Schedule B sets forth Shares purchased and/or sold since January 30, 1996.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 649,950 Shares for cash in the amount of approximately $16,758,552, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 429,250 Shares sold aggregated approximately $8,752,825. The attached Schedule B sets forth Shares purchased and/or sold since January 30, 1996.

	AVIV which own or owned Shares purchased in the aggregate 11,970 Shares for cash in the amount of approximately $204,208, including brokerage commissions. AVIV used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 11,970 Shares sold aggregated approximately $126,236.

	FASST which own or owned Shares purchased in the aggregate 68,000 Shares for cash in the amount of approximately $1,431,059, including brokerage commissions. FASST used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 74,000 Shares sold aggregated approximately $1,255,176. The attached Schedule B sets forth Shares purchased and/or sold since January 30, 1996.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	FMR, Fidelity, and FMTC, beneficially own all 2,281,690
Shares.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 2,002,590 Shares, or approximately
10.16% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 279,100 Shares, or approximately 1.42% of the outstanding Shares of the Company.
Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 2,281,690 Shares, or approximately 11.58% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 2,002,590 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds'
Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 279,100 Shares and sole power to vote or to direct the voting of 120,300 Shares, and no power to vote or to direct the voting of 158,800 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securitites.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	April 9, 1996	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal


SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr -
Fidelity
		Management &
Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer



SCHEDULE B


Sierra On-Line, Inc.

Six Fidelity Fund(s) purchased Shares of common stock since January 30, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-08-96	900	$25.06
	02-22-96	250	38.50
	02-27-96	100	36.19
	02-29-96	400	38.63
	03-04-96	200	36.25
	03-05-96	200	36.94
	03-06-96	200	36.50
	03-07-96	500	36.94
	03-08-96	200	35.19
	03-12-96	200	33.00
	03-13-96	100	35.06
	03-21-96	1,130	36.50
	03-27-96	170	34.50
	03-28-96	27,300	33.50
	03-29-96	120	33.56
	04-03-96	70	34.63



SCHEDULE B


Sierra On-Line, Inc.

Twelve Fidelity Fund(s) sold Shares of common stock since January 30, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-20-96	27,400	$35.25
	02-21-96	7,100	34.38
	03-06-96	25,000	36.55
	03-07-96	25,000	36.00
	03-18-96	37,350	37.28
	03-19-96	40,000	37.28
	03-20-96	14,000	38.25
	03-22-96	1,000	35.75
	03-28-96	41,100	33.50
	03-29-96	110,000	33.48
	04-01-96	25,000	33.88
	04-02-96	150,000	34.48
	04-03-96	45,000	34.63


SCHEDULE B


Sierra On-Line, Inc.

One Fidelity Fund(s) sold shares of the 6.5% Convertible
Subordinated Debenture since January 30, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	03-28-96	21,428	$244.79
	03-29-96	57,142	245.00



SCHEDULE B


Sierra On-Line, Inc.

Three Account(s) purchased Shares since January 30, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-05-96	700	$23.50
	03-28-96	2,000	33.50
	04-03-96	4,000	34.81


SCHEDULE B


Sierra On-Line, Inc.

Four Account(s) sold Shares since January 30, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-20-96	73,200	$35.25
	02-21-96	18,800	34.38


SCHEDULE B


Sierra On-Line, Inc.

FASST sold Shares since January 30, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	02-20-96	1,500	$34.04
	02-20-96	2,900	36.47
	02-21-96	1,100	34.38